Dorsey & Whitney LLP

161 Bay St. #4310

Toronto, ON M5J 2S1, Canada

May 6, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Liz Packebusch and Irene Barberena-Meissner

Re:	Dakota Gold Corp.

Registration Statement on Form S-1

Filed March 28, 2022

File No. 333-263883

Ladies and Gentlemen:

On behalf of Dakota Gold Corp. (the “Company”), we submit this letter setting forth the response of the Company to the comment letter, dated April 18, 2022 (the “Comment Letter”), provided by the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company has filed Amendment No. 1 to the Registration Statement via EDGAR (the “Amendment”).

The Staff’s comment in the Comment Letter is repeated below in bold and is followed by the Company’s response. The revisions included in the Amendment include those made in response to such comment, as well as other updates, primarily to reflect the Company’s acquisition of Dakota Territory Resource Corp. on March 31, 2022.

General

1.	It appears that you are seeking to register the primary issuance of shares of common stock underlying 7,615,718 warrants issued to investors in a private placement in connection with your merger transaction with Dakota Territory Resource Corp. Please provide your analysis as to why you believe you are eligible to register the primary issuance of the underlying common shares to private placement purchasers as these shares appear to have been offered privately. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 239.15 and 103.04.

The Company respectfully acknowledges the Staff’s comment and that, as noted in the referenced guidance, a private offering cannot be converted into a registered public offering. Specifically, the offer and sale of a warrant that is exercisable within one year of issuance is deemed to be an offering of both the warrant and the underlying security; therefore, to register the issuance of the underlying security, both the warrant and the underlying security must be registered at the time of the offer and sale of the warrant itself. However, the referenced guidance further provides that if the warrant is not exercisable within one year, the underlying security need not be registered at the time of the offering and sale of the warrant, provided that the issuance of the underlying security is registered no later than the date the warrant becomes exercisable.

The Company respectfully notes that the warrants referenced in the Staff’s comment (as further defined in the Amendment, the “Private Placement Warrants”) are not exercisable within one year of issuance and will not be exercisable until the effectiveness of the Registration Statement. (The Company separately notes that all of the Private Placement Warrants have been outstanding for longer than one year.) Pursuant to the Amendment, the Company has revised the Registration Statement, as well as the form of warrant attached thereto, to clarify the exercise period of the Private Placement Warrants.

Securities and Exchange Commission

May 6, 2022

Based on the foregoing, the Company believes that there was no offering of the shares of common stock underlying the Private Placement Warrants at the time of the issuance of the Private Placement Warrants. As a result, the Company may register the issuance of the shares of common stock underlying the Private Placement Warrants on the Registration Statement.

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If the Staff has any questions or comments regarding the foregoing, please contact the undersigned, Richard Raymer of Dorsey & Whitney LLP, by telephone at 416-367-7388 or via email at raymer.richard@dorsey.com.

Very truly yours,

/s/ Richard Raymer
Richard Raymer
Dorsey & Whitney LLP

cc:	Jonathan Awde

Chief Executive Officer

Dakota Gold Corp.